SECURITIES AND EXCHANGE COMMISSION

Washington, D.C 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

OCATA THERAPEUTICS, INC.
(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE
(Title of Class of Securities)

67457L100
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing This Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 67457L100

1.	NAME OF REPORTING PERSON

GARY D. ARONSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

(a) xx

(b)

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF	5.	SOLE VOTING POWER:	2,150,044
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER:	-0-
OWNED BY
EACH REPORTING	7.	SOLE DISPOSITIVE POWER:	2,150,044
PERSON WITH
	8.	SHARED DISPOSITIVE POWER:	-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,150,044

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%

12.	TYPE OF REPORTING PERSON

IN

Item 1(a)	Name of Issuer: Ocata Therapeutics, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:
33 Locke Drive, Marlborough, MA 01752

Item 2(a)	Name of Person Filing: Gary D. Aronson

Item 2(b)	Address: 774 Mays Blvd. 10-PMB-128, Incline Village, NV 89451
Item 2(c)	Citizenship: U.S.

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 67457L100

Item 3	Statement filed Pursuant to §240.13d-1(b) or 240.13d-2(b) or (c): Not applicable.

Item 4	Amount Beneficially Owned; Percent of Class: The reporting person beneficially owns 2,150,044 shares of the issuer’s common stock, which represents 6.2% of the 34,612,718 shares outstanding as of November 30, 2014, as reported by the Issuer in a Rule 424B5 Prospectus filed on December 2, 2014.

The reporting person is a member of a group with John Gorton, an individual (IN).

For information regarding the number of shares as to which the reporting person has voting and dispositive power as of December 31, 2014, see Items 5 through 8 of page 2, which are incorporated herein by this reference.

Item 5	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not applicable

Item 8	Identification and Classification of Members of the Group: Not applicable.

Item 9	Notice of Dissolution of Group: Not applicable

Item 10	Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2014	/s/ Gary D. Aronson
Gary D. Aronson

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